Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2018 and 2017
(unaudited)

Interim Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2018	2017
		$	$
Revenue	8	2,963,946	2,816,895
Operating expenses
Costs of services, selling and administrative		2,526,789	2,410,632
Acquisition-related and integration costs	6b	4,438	15,746
Restructuring costs		—	32,773
Net finance costs		14,610	17,134
Foreign exchange gain		(2,015)	(69)
		2,543,822	2,476,216
Earnings before income taxes		420,124	340,679
Income tax expense		108,650	55,414
Net earnings		311,474	285,265
Earnings per share
Basic earnings per share	5c	1.12	0.99
Diluted earnings per share	5c	1.11	0.98

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    1

Interim Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2018	2017
	$	$
Net earnings	311,474	285,265
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	341,555	56,358
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(75,192)	(14,845)
Deferred costs of hedging on cross-currency swaps designated as hedges of net investments in foreign operations	7,027	—
Net unrealized gains on cash flow hedges	39,475	1,688
Net unrealized gains (losses) on long-term investments at fair value through other comprehensive income	770	(317)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement (losses) gains on defined benefit plans	(6,932)	13,037
Other comprehensive income	306,703	55,921
Comprehensive income	618,177	341,186

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2018	As at September 30, 2018
		$	$
Assets
Current assets
Cash and cash equivalents	7c and 9	406,132	184,091
Accounts receivable		1,523,885	1,481,368
Work in progress		1,035,500	942,826
Current derivative financial instruments	9	16,129	12,395
Prepaid expenses and other current assets		143,452	153,554
Income taxes		3,949	4,646
Total current assets before funds held for clients		3,129,047	2,778,880
Funds held for clients		604,416	325,552
Total current assets		3,733,463	3,104,432
Property, plant and equipment		400,465	388,093
Contract costs		241,860	243,147
Intangible assets		484,457	479,326
Other long-term assets		110,485	104,948
Long-term financial assets		146,800	117,736
Deferred tax assets		117,628	139,664
Goodwill		7,637,294	7,341,720
		12,872,452	11,919,066

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,220,666	1,134,802
Accrued compensation		630,688	602,245
Current derivative financial instruments	9	8,143	39,418
Deferred revenue		330,715	399,549
Income taxes		230,886	194,681
Provisions		65,887	72,068
Current portion of long-term debt		172,940	348,580
Total current liabilities before clients’ funds obligations		2,659,925	2,791,343
Clients’ funds obligations		606,143	328,324
Total current liabilities		3,266,068	3,119,667
Long-term income taxes		11,192	10,603
Long-term provisions		31,172	25,933
Long-term debt		2,013,365	1,452,313
Other long-term liabilities		203,853	205,646
Long-term derivative financial instruments	9	57,574	77,754
Deferred tax liabilities		181,143	173,009
Retirement benefits obligations		176,102	169,334
		5,940,469	5,234,259

Equity
Retained earnings		4,234,022	4,251,424
Accumulated other comprehensive income	4	508,299	201,596
Capital stock	5a	1,978,201	2,018,592
Contributed surplus		211,461	213,195
		6,931,983	6,684,807
		12,872,452	11,919,066

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    3

Interim Consolidated Statements of Changes in Equity
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		311,474	—	—	—	311,474
Other comprehensive income		—	306,703	—	—	306,703
Comprehensive income		311,474	306,703	—	—	618,177
Share-based payment costs		—	—	—	9,464	9,464
Income tax impact associated with stock options		—	—	—	(266)	(266)
Exercise of stock options	5a	—	—	18,590	(3,281)	15,309
Exercise of performance share units	5a	—	—	7,651	(7,651)	—
Purchase for cancellation of Class A subordinate voting shares	5a	(328,876)	—	(35,892)	—	(364,768)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(30,740)	—	(30,740)
Balance as at December 31, 2018		4,234,022	508,299	1,978,201	211,461	6,931,983

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

Net earnings		285,265	—	—	—	285,265
Other comprehensive income		—	55,921	—	—	55,921
Comprehensive income		285,265	55,921	—	—	341,186
Share-based payment costs		—	—	—	12,202	12,202
Income tax impact associated with stock options		—	—	—	(2,884)	(2,884)
Exercise of stock options	5a	—	—	29,666	(5,455)	24,211
Exercise of performance share units	5a	—	—	7,439	(7,439)	—
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts		—	—	504	24	528
Balance as at December 31, 2017		4,079,704	215,312	2,067,545	190,519	6,553,080

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    4

Interim Consolidated Statements of Cash Flows
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Notes	2018	2017
		$	$
Operating activities
Net earnings		311,474	285,265
Adjustments for:
Amortization and depreciation		95,700	93,290
Deferred income taxes		6,837	(51,033)
Foreign exchange loss		13,334	3,317
Share-based payment costs		9,464	12,202
Net change in non-cash working capital items	7a	(45,280)	67,049
Cash provided by operating activities		391,529	410,090

Investing activities
Business acquisitions (considering the bank overdraft assumed and cash acquired)	6a	(23,508)	(198,997)
Purchase of property, plant and equipment		(33,170)	(30,022)
Additions to contract costs		(19,790)	(17,440)
Additions to intangible assets		(27,997)	(23,404)
Purchase of long-term investments		(3,343)	(6,322)
Proceeds from sale of long-term investments		745	1,287
Cash used in investing activities		(107,063)	(274,898)

Financing activities
Net change in unsecured committed revolving credit facility		(194,795)	(41,796)
Increase of long-term debt		674,523	13,299
Repayment of long-term debt		(200,642)	(13,263)
Repayment of debt assumed in business acquisitions		—	(21,946)
Settlement of derivative financial instruments	9	(1,934)	—
Purchase of Class A subordinate voting shares held in trusts	5a	(30,740)	(24,789)
Resale of Class A subordinate voting shares held in trusts		—	528
Purchase and cancellation of Class A subordinate voting shares	5a	(348,326)	—
Issuance of Class A subordinate voting shares		15,381	24,214
Cash used in financing activities		(86,533)	(63,753)
Effect of foreign exchange rate changes on cash and cash equivalents		24,108	1,631
Net increase in cash and cash equivalents		222,041	73,070
Cash and cash equivalents, beginning of period		184,091	165,872
Cash and cash equivalents, end of period		406,132	238,942

Supplementary cash flow information (Note 7).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the Company), directly or through its subsidiaries, provides information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011, and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2018 which were consistently applied to all periods presented, except for the new accounting standards adopted on October 1, 2018, as described below in Note 3, Changes in accounting policies.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2018.
The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2018 and 2017 were authorized for issue by the Board of Directors on January 30, 2019.
3.Changes in accounting policies
ADOPTION OF ACCOUNTING STANDARDS
The following standards have been adopted by the Company on October 1, 2018:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
IFRS 15 was adopted by the Company using the modified retrospective method, with no restatement of comparative figures.
The main changes to the accounting policies disclosed in the consolidated financial statements of the Company for the year ended September 30, 2018 are as follows:

–
Initial implementation activities of outsourcing and BPS arrangements, previously not considered as a separately identifiable component, could be in some cases identified as a separate performance obligation if they meet the criteria of being distinct under IFRS 15 resulting in acceleration of revenue recognition and related contract costs.

–
Previously, when a software license had value to the client on a stand-alone basis and was identified as a separately identifiable component, revenue from the software license was recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license is now combined with the services resulting in deferral of revenue recognition.

–
The Company changed its presentation of work in progress and deferred revenue which are now presented on a contract-by-contract basis separately from account receivables and no longer for each project as it was previously the case for systems integration and consulting services arrangements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)
IFRS 15 - Revenue from Contracts with Customers (continued)

–
IFRS 15 indicates that IAS 37, Provisions, Contingent Liabilities and Contingent Assets, should now be applied to estimated losses on revenue-generating contracts. Therefore, related amounts previously classified as accounts payable and accrued liabilities and other long-term liabilities are now classified as current and non-current provisions.

–
IFRS 15 requires additional disclosures related to disaggregation of revenue from contracts with customers. As a result, the Company is now disclosing on a quarterly basis information on revenue by geography, service type and major clients in Note 8, Segmented Information, consistent with the information disclosed annually in the Company's consolidated financial statements.

–	Additional annual disclosures will be provided in the Company’s consolidated financial statements for the year ending September 30, 2019.
The adoption of IFRS 15 did not have a material impact on the Company’s interim condensed consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement.
IFRS 9 was adopted retrospectively by the Company, with no restatement of comparative figures.
The main changes to the accounting policies disclosed in the consolidated financial statements of the Company for the year ended September 30, 2018 are as follows:

–
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets previously classified as loans and receivables are now classified at amortized cost and continue to be measured as such. Financial assets previously classified as available-for-sale are now classified at fair value through other comprehensive income and continue to be measured as such. Other financial assets and derivatives that do not qualify for hedge accounting are still classified and measured at fair value through earnings. Financial liabilities previously classified as other liabilities are now classified at amortized cost and continue to be measured as such.

–
The standard introduces a new impairment model which applies to the Company’s trade accounts receivable, contract assets, long-term receivables and long-term bonds. The Company is not subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher. The Company has applied the simplified approach on its accounts receivable, contract assets and long-term receivables and used the low credit risk exemption on its long-term bonds.

–
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company had applied the new hedge accounting model and the existing hedge relationships continue to qualify for hedge accounting under this new model. The Company had elected to account for the forward element of the cross-currency swaps designated as hedging instruments of the Company’s net investment in its European operations as costs of hedging. Accordingly, as of October 1, 2018, an amount of $25,997,000 of deferred costs of hedging, net of accumulated tax recovery of $3,885,000, was recognized in a separate component of the accumulated other comprehensive income.

–	Additional annual disclosures will be provided in the Company’s consolidated financial statements for the year ending September 30, 2019.
The adoption of IFRS 9 did not have a material impact on the Company’s interim condensed consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGE
The following standard has been issued but is not yet effective. The Company’s preliminary assessment is subject to change, as the Company is progressing in the assessment of the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company plans to adopt IFRS 16 using the modified retrospective method.
In preparation for the conversion to IFRS 16, the Company has developed a detailed conversion plan consisting of three phases: 1) awareness and assessment, 2) design and 3) implementation. The Company is progressing through the first phase of the conversion plan. As part of this phase, the Company has established a steering committee responsible for monitoring the progress and approving recommendations from the project team. The steering committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses. The Company does not expect that the adoption of IFRS 16 will have an impact on its ability to comply with the external covenants on its Senior U.S. and euro unsecured notes, unsecured committed revolving credit facility and unsecured committed term loan credit facility disclosed in Note 32, Capital risk management, of the consolidated financial statements of the Company for the year ended September 30, 2018. The Company continues the detailed assessment and it is not yet possible to make a reliable estimate of the impact of the standard on its consolidated financial statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.    Accumulated other comprehensive income

	As at December 31, 2018	As at September 30, 2018
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $81,652 ($72,054 as at September 30, 2018)	1,100,570	759,015
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $81,680 ($73,502 as at September 30, 2018)	(528,595)	(479,400)
Deferred costs of hedging on cross-currency swaps designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $2,897 (nil as at September 30, 2018)	(18,970)	—
Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $8,578 (net of accumulated income tax recovery of $12,286 as at September 30, 2018)	12,689	(26,786)
Net unrealized losses on long-term investments at fair value through other comprehensive income, net of accumulated income tax recovery of $445 ($734 as at September 30, 2018)	(1,846)	(2,616)
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $14,696 ($13,021 as at September 30, 2018)	(55,549)	(48,617)
	508,299	201,596

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share

a)	Capital stock

Class A subordinate voting shares			Class B multiple voting shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2018	250,425,114	1,978,210	28,945,706	40,382	279,370,820	2,018,592
Issued upon exercise of stock options[1]	391,395	18,590	—	—	391,395	18,590
Performance share units (PSUs) exercised[2]	—	7,651	—	—	—	7,651
Purchased and cancelled[3]	(4,244,100)	(33,869)	—	—	(4,244,100)	(33,869)
Purchased and not cancelled[3]	—	(2,023)	—	—	—	(2,023)
Purchased and held in trusts[4]	—	(30,740)	—	—	—	(30,740)
As at December 31, 2018	246,572,409	1,937,819	28,945,706	40,382	275,518,115	1,978,201

[1]
The carrying value of Class A subordinate voting shares includes $3,281,000 ($5,455,000 for the three months ended December 31, 2017), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the three months ended December 31, 2018, 160,694 PSUs were exercised (172,068 during the three months ended December 31, 2017) with a recorded value of $7,651,000 ($7,439,000 during the three months ended December 31, 2017) that was removed from contributed surplus. As at December 31, 2018, 875,480 Class A subordinate voting shares were held in trusts under the PSU plans (661,179 as at December 31, 2017).

3 On January 30, 2019, the Company’s Board of Directors authorized, subject to regulatory approval, the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,100,499 Class A subordinate voting shares on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2019 until no later than February 5, 2020, or on such earlier date when the Company has either acquired the maximum number or elects to terminate the NCIB.
During the three months ended December 31, 2018, the Company purchased for cancellation 4,444,100 Class A subordinate voting shares (nil during three months ended December 31, 2017) under its current NCIB for a cash consideration of $364,768,000 (nil during the three months ended December 31, 2017) and the excess of the purchase price over the carrying value in the amount of $328,876,000 (nil during the three months ended December 31, 2017) was charged to retained earnings. Of the 4,444,100 Class A subordinate voting shares purchased for cancellation, 250,000 Class A subordinate voting shares with a carrying value of $2,023,000 and a purchase value of $20,622,000 were held by the Company and were paid and cancelled subsequent to December 31, 2018.
As of September 30, 2018, 50,000 of the purchased for cancellation Class A subordinate voting shares with a carrying value of $402,000 and a cash consideration of $4,180,000 were held by the Company and were paid and cancelled during the three months ended December 31, 2018.
4 During the three months ended December 31, 2018, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 374,995 Class A subordinate voting shares of the Company on the open market (372,290 during the three months ended December 31, 2017) for a cash consideration of $30,740,000 ($24,789,000 during the three months ended December 31, 2017).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2018	12,830,826
Granted	49,582
Exercised (Note 5a)	(391,395)
Forfeited	(864,497)
Expired	(578)
Outstanding as at December 31, 2018	11,623,938
The weighted average fair value of stock options granted during the three months ended December 31 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2018	2017
Grant date fair value ($)	16.28	13.44
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	20.07	21.67
Risk-free interest rate (%)	2.32	1.57
Expected life (years)	4.00	4.00
Exercise price ($)	81.30	67.71
Share price ($)	81.30	67.71

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments (continued)

ii)	Performance share units (PSUs)
The Company operates two PSU plans with similar terms and conditions. Under both PSU plans, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.
Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2018	658,732
Granted[1]	472,187
Exercised (Note 5a)	(160,694)
Forfeited	(94,745)
Outstanding as at December 31, 2018	875,480

[1]	The PSUs granted in the period had a grant date fair value of $83.24 per unit.
c) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2018			2017
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	311,474	276,971,263	1.12	285,265	286,799,266	0.99
Net effect of dilutive stock options and PSUs[2]		4,596,834			4,773,006
	311,474	281,568,097	1.11	285,265	291,572,272	0.98

[1]
During the three months ended December 31, 2018, 4,444,100 Class A subordinate voting shares purchased for cancellation and 875,480 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (nil and 661,179, respectively during the three months ended December 31, 2017).

[2]
The calculation of the diluted earnings per share excluded 1,812,850 stock options for the three months ended December 31, 2018 (5,281,199 for the three months ended December 31, 2017), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.    Investments in subsidiaries
a) Acquisition
On October 11, 2018, the Company acquired all outstanding shares of ckc AG, a specialized provider of agile software development and management services, with a focus on the automotive sector, headquartered in Brunswick, Germany, for a total cash consideration of $20,965,000 without considering the bank overdraft assumed of $2,543,000.
The purchase price is mainly allocated to goodwill, which is not deductible for tax purposes, and mostly represents the future economic value associated to acquired workforce and synergies with the Company’s operations. The purchase price allocation is preliminary and is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.
This acquisition was made to complement the Company's proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.
b) Acquisition-related and integration costs
During the three months ended December 31, 2018, the Company expensed $4,438,000 related to acquisition-related and integration costs ($15,746,000 during the three months ended December 31, 2017). This amount includes acquisition-related costs of $95,000 ($885,000 during the three months ended December 31, 2017) and integration costs of $4,343,000 ($14,861,000 during the three months ended December 31, 2017). The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employment of $2,925,000 ($4,808,000 during the three months ended December 31, 2017) accounted for in restructuring provisions, leases of vacated premises of $151,000 ($9,548,000 during the three months ended December 31, 2017) accounted for in onerous lease provisions, as well as other integration costs of $1,267,000 ($505,000 during the three months ended December 31, 2017).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three months ended December 31:

	2018	2017
	$	$
Accounts receivable	38,471	(87,783)
Work in progress	(48,857)	126
Prepaid expenses and other assets	12,063	18,242
Long-term financial assets	4,661	1,249
Accounts payable and accrued liabilities	25,902	78,753
Accrued compensation	789	1,521
Deferred revenue	(89,994)	(4,318)
Provisions	(3,990)	6,533
Long-term liabilities	(5,660)	3,436
Retirement benefits obligations	(1,964)	(2,084)
Derivative financial instruments	(582)	1,490
Income taxes	23,881	49,884
	(45,280)	67,049
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three months ended December 31:

	2018	2017
	$	$
Net interest paid	20,256	15,597
Income taxes paid	59,122	40,447
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at December 31, 2018 and September 30, 2018.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information
In the prior fiscal year, management reviewed the Company's operating results through nine operating segments referred to as the Company's Strategic Business Units, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco); United States of America (U.S.) Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern  Europe (primarily Netherlands and Germany); Asia Pacific Global Delivery Centers of Excellence (India and Philippines) and Australia.
During the three months ended December 31, 2018, the Company revised its management structure and is managed through the following nine operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); Northern Europe (including Nordics, Baltics and Poland); Canada; U.S. Commercial and State Government; U.S. Federal; U.K.; Central and Eastern Europe (primarily Netherlands and Germany); Asia Pacific Global Delivery Centers of Excellence (India and Philippines); and Australia. The last two operating segments which each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, have been aggregated together as Asia Pacific.
The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its revised management structure, which includes the transfer of the Belgium and Southern Europe operations from the Central and Eastern Europe to the Western and Southern Europe operating segment as well as other internal organizational changes. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended December 31, 2018
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K.	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	511,492	463,276	432,544	433,600	384,161	308,228	279,953	150,692	2,963,946
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	71,016	49,435	87,222	67,503	52,740	48,600	24,515	38,141	439,172
Acquisition-related and integration costs (Note 6b)									(4,438)
Net finance costs									(14,610)
Earnings before income taxes									420,124

[1]
Total amortization and depreciation of $95,509,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K., Central and Eastern Europe and Asia Pacific segments is $10,825,000, $14,424,000, $16,449,000, $17,569,000, $6,688,000, $16,795,000, $8,586,000 and $4,173,000, respectively for the three months ended December 31, 2018.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)

				For the three months ended December 31, 2017
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K.	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	484,615	472,404	406,692	403,622	359,073	288,360	242,819	159,310	2,816,895
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	68,893	44,610	87,374	60,650	48,358	47,082	18,363	31,002	406,332
Acquisition-related and integration costs (Note 6b)									(15,746)
Restructuring costs									(32,773)
Net finance costs									(17,134)
Earnings before income taxes									340,679

[1]
Total amortization and depreciation of $92,605,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K., Central and Eastern Europe and Asia Pacific segments is $9,703,000, $13,937,000, $17,646,000, $17,433,000, $5,069,000, $16,659,000, $8,072,000 and $4,086,000, respectively for the three months ended December 31, 2017.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2018. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three months ended December 31:

	2018	2017
	$	$
Western and Southern Europe
France	445,689	418,234
Others	69,217	70,316
	514,906	488,550

Northern Europe
Sweden	207,354	209,134
Finland	202,831	203,313
Others	75,905	82,395
	486,090	494,842

Canada	473,803	446,158

U.S.[1]	834,861	780,059

U.K.	341,739	318,579

Central and Eastern Europe
Germany	151,525	115,640
Netherlands	116,620	111,164
Others	18,001	15,956
	286,146	242,760

Asia Pacific
Others	26,401	45,947
	26,401	45,947
	2,963,946	2,816,895

[1]
External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $445,139,000 and $389,722,000, respectively for the three months ended December 31, 2018 (415,228,000 and 364,831,000, respectively for the three months ended December 31, 2017).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company for the three months ended December 31:

	2018	2017
	$	$
Systems integration and consulting	1,557,230	1,478,143
Management of IT and business functions	1,406,716	1,338,752
	2,963,946	2,816,895
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $356,518,000 and 12.00% of revenues for the three months ended December 31, 2018 ($344,136,000 and 12.22% for the three months ended December 31, 2017).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    18

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments
FAIR VALUE
All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.
The Company has made the following classifications:
Amortized cost
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
Fair value through earnings
Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.
Fair value through other comprehensive income
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.
There were no changes in valuation techniques during the three months ended December 31, 2018.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    19

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2018		As at September 30, 2018
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Senior U.S. and euro unsecured notes	Level 2	1,413,917	1,441,092	1,517,334	1,550,329
Unsecured committed revolving credit facility	Level 2	—	—	194,795	194,795
Unsecured committed term loan credit facility	Level 2	682,150	682,150	—	—
Obligations other than finance leases	Level 2	30,065	29,229	30,124	29,130
Obligations under finance leases	Level 2	31,245	30,772	29,909	29,193
Other long-term debt	Level 2	28,928	27,908	28,731	27,674
		2,186,305	2,211,151	1,800,893	1,831,121
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2018	As at September 30, 2018
		$	$
Financial assets
Financial assets at fair value through earning
Cash and cash equivalents	Level 2	406,132	184,091
Deferred compensation plan assets	Level 1	57,184	56,900
		463,316	240,991
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	16,129	12,395
Long-term derivative financial instruments	Level 2	36,954	11,312
		53,083	23,707
Financial assets at fair value through other comprehensive income
Long-term bonds included in funds held for clients	Level 2	185,467	184,401
Long-term investments	Level 2	34,406	30,054
		219,873	214,455
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	8,143	39,418
Long-term derivative financial instruments	Level 2	57,574	77,754
		65,717	117,172
There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2018.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    20

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at December 31, 2018	As at September 30, 2018
		$	$
Hedges on net investments in European operations
€365,700 cross-currency swaps to Canadian dollar (€490,500 as at September 30, 2018)	Current assets	—	8,545
	Current liabilities	1,867	—
	Long-term liabilities	18,392	6,560

kr371,900 cross-currency swaps to Canadian dollar (kr371,900 as at September 30, 2018)	Long-term assets	561	2,553

£75,842 cross-currency swaps to Canadian dollar (£75,842 as at September 30, 2018)	Long-term assets	4,973	6,311

Hedges on net investments in European operations and cash flow hedges on unsecured committed term loan credit facility
U.S.$500,000 cross-currency swaps to euro (nil as at September 30, 2018)	Long-term liabilities	18,350	—

Cash flow hedges on future revenue
U.S.$129,155 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$126,537 as at September 30, 2018)	Current assets	199	16
	Long-term assets	1,059	89
	Current liabilities	1,224	3,884
	Long-term liabilities	953	4,952

$261,214 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($267,104 as at September 30, 2018)	Current assets	10,142	3,417
	Long-term assets	9,818	1,573
	Current liabilities	—	4,254
	Long-term liabilities	—	8,651

€100,584 foreign currency forward contracts between the euro and the Indian rupee (€103,588 as at September 30, 2018)	Current assets	1,939	16
	Long-term assets	3,118	73
	Current liabilities	—	2,936
	Long-term liabilities	—	4,601

£82,843 foreign currency forward contracts between the British pound and the Indian rupee (£85,674 as at September 30, 2018)	Current assets	2,109	12
	Long-term assets	3,838	53
	Current liabilities	5	2,697
	Long-term liabilities	3	3,516

€71,629 foreign currency forward contracts between the euro and the British pound (€74,818 as at September 30, 2018)	Current assets	39	69
	Long-term assets	4	8
	Current liabilities	1,540	1,289
	Long-term liabilities	1,704	1,576

€61,637 foreign currency forward contracts between the euro and the Moroccan dirham (€63,064 as at September 30, 2018)	Current assets	252	71
	Long-term assets	1,204	415
	Current liabilities	913	1,106
	Long-term liabilities	1,590	2,322

$204,617 other foreign currency forward contracts ($275,698 as at September 30, 2018)	Current assets	1,449	249
	Long-term assets	976	158
	Current liabilities	342	1,302
	Long-term liabilities	191	1,055

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    21

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at December 31, 2018	As at September 30, 2018
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$560,000 cross-currency swaps to Canadian dollar (U.S.$700,000 as at September 30, 2018)	Long-term assets	11,403	79
	Current liabilities	2,252	21,950
	Long-term liabilities	8,845	32,195

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2018)	Long-term liabilities	7,546	12,326

During the three months ended December 31, 2018, the Company settled cross-currency swaps with a notional amount of $193,900,000 for a net amount of $1,934,000. The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
During the three months ended December 31, 2018, the Company has entered into an unsecured committed term loan credit facility, for a notional amount of U.S.$500,000,000 expiring in December 2023.
During the three months ended December 31, 2018, the Company entered into U.S. dollar to euro cross-currency swap agreements for a notional amount of U.S.$500,000,000, which was designated as a foreign exchange hedge of the Company's net investment in its European operations and a cash flow hedge of the Company’s exposure to the interest and currency risks related to its U.S.$500,000,000 unsecured committed term loan credit facility.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2018 and 2017    22